A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in British Columbia, Alberta, Ontario and Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for this short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This preliminary short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities in those jurisdictions.

The securities offered under this preliminary short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold to, or for the account or benefit of, persons in the "United States" or "U.S. Persons" (as such terms are defined in Regulation S under the U.S. Securities Act) unless exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws are available. This preliminary short form prospectus does not constitute an offer to sell or a solicitation or an offer to buy any of the securities offered hereby to, or for the benefit of, persons in the United States or U.S. persons. See "Plan of Distribution".

Information has been incorporated by reference in this preliminary short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Osisko Development Corp., 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2,

(514) 940-0685 and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	April 22, 2022

OSISKO DEVELOPMENT CORP.

13,732,900 Units Issuable upon Conversion of Subscription Receipts Issued Pursuant to a Brokered
Private Placement

This preliminary short form prospectus (the "Prospectus") qualifies the distribution of 13,732,900 units (the "Units") of Osisko Development Corp. ("ODV" or the "Company") issuable upon the automatic conversion of 13,732,900 subscription receipts of the Company (the "Subscription Receipts") issued on March 2, 2022 at a price of $4.45 per Subscription Receipt (the "Offering Price") for gross proceeds of $61,111,405 (the "Brokered Private Placement"). The Subscription Receipts were issued on a private placement basis pursuant to an underwriting agreement dated March 2, 2022 (the "Underwriting Agreement") between the Company, Eight Capital, BMO Nesbitt Burns Inc. and National Bank Financial Inc., acting as co-lead underwriters and joint bookrunners (together, the "Lead Underwriters"), on behalf of a syndicate of underwriters including Canaccord Genuity Corp., RBC Capital Markets, PI Financial Corp. and Desjardins Securities Inc. (collectively with the Lead Underwriters, the "Underwriters"). The Subscription Receipts were created and issued on March 2, 2022 (the "Closing Date") pursuant to the Subscription Receipt Agreement (as defined herein). The Subscription Receipts were sold in British Columbia, Alberta, Ontario and Québec (the "Qualifying Jurisdictions") and certain other jurisdictions outside of Canada on a private placement basis pursuant to prospectus and registration exemptions under applicable securities legislation. The Offering Price and other terms of the Brokered Private Placement were determined by arm's length negotiation between the Company and the Lead Underwriters on behalf of the Underwriters in the context of the market. See "Plan of Distribution".

- ii -

Each Unit consists of one common share in the capital of the Company (each, a "Unit Share", and the common shares in the capital of the Company, collectively, the "Common Shares") and one Common Share purchase warrant of the Company (each, a "Warrant"). The Warrants are issuable pursuant to a warrant indenture dated March 2, 2022 (the "Warrant Indenture") between the Company and TSX Trust Company, as warrant agent (the "Warrant Agent"). Each Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Common Share (each, a "Warrant Share", and the Warrant Shares together with the Unit Shares, the "Underlying Shares") at an exercise price of $7.60 per Warrant Share until March 2, 2027, being the date which is 60 months following the Closing Date. See "Description of Securities Being Distributed".

There is currently no market through which the Warrants may be sold, and purchasers may not be able to resell the Warrants acquired pursuant to the Brokered Private Placement. This may affect the pricing of the Warrants in the secondary markets, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See "Risk Factors - Risks Related to Securities of the Company - No current market for Warrants".

The Subscription Receipts are not available for purchase pursuant to this Prospectus and no additional funds will be received by the Company from the distribution of the Units upon automatic conversion of the Subscription Receipts.

The Company's Common Shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "ODV". On February 8, 2022, the last trading day prior to the date that the Company announced its intention to undertake the Brokered Private Placement, the closing price of the Common Shares on the TSXV was $4.48. On April 21, 2022, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $4.28. The 2023 Warrants (as defined herein) are listed and posted for trading on the TSXV under the symbol "ODV.WT". On April 21, 2022, the last trading day prior to the date of this Prospectus, the closing price of the 2023 Warrants on the TSXV was $0.65.

The following sets forth the Offering Price and the net proceeds to the Company from the Brokered Private Placement.

	Price to the Public	Underwriters' Fee(1)(2)	Net Proceeds to the Company(2)(3)(4)
Per Subscription Receipt (Non-President's List)	$4.45	$0.2225	$4.2275
Per Subscription Receipt	$4.45	Nil	$4.45
(President's List)
Total	$61,111,405.00	$2,610,570.26	$58,500,834.74

(1) Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a cash fee equal to 5.0% of the gross proceeds of the Brokered Private Placement (except in respect of 2,000,000 Subscription Receipts issued to persons listed on the Company's president's list as of the Closing Date, for which no fee shall be payable to the Underwriters)      (the "Underwriters' Fee"), of which 50% of the Underwriters' Fee payable in respect of the Subscription Receipts was paid on the Closing Date and the remaining 50% of the Underwriters' Fee payable in respect of the Subscription Receipts (together with interest earned thereon) will be paid on the release of the Escrowed Proceeds (as defined herein). For greater certainty, if a Termination Event (as defined herein) occurs, the Underwriters shall only be entitled to receive 50% of the Underwriters' Fee relating to sales of the Subscription Receipts.

(2) Before deducting the expenses in connection with the Brokered Private Placement and qualification for distribution of the Units, which are estimated to be approximately $750,000, which, together with the Underwriters Fee, were or will be paid from the gross proceeds of the Brokered Private Placement.

(3) Excluding interest accrued, if any, on the Escrowed Proceeds.

(4) The distribution of the Units on the automatic conversion of the Subscription Receipts will not result in any proceeds being received by the Company.

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The Escrowed Proceeds were deposited in escrow and are being held by TSX Trust Company, as escrow agent (the "Escrow Agent") pursuant to the terms of a subscription receipt agreement dated March 2, 2022 between the Company, Eight Capital, on its own behalf and on behalf of the other Underwriters, and the Escrow Agent (the "Subscription Receipt Agreement"), and invested in accordance with the Subscription Receipt Agreement pending satisfaction of the Escrow Release Conditions (as defined herein) on or before the Termination Date (as defined herein). See "Plan of Distribution".

The Subscription Receipts will be automatically converted into Units, and the Escrowed Proceeds and interest earned thereon (less the remaining 50% of the Underwriters' Fee payable in respect of the Subscription Receipts, together with the interest earned thereon) will be released to the Company, provided that on or before the Termination Date the following escrow release conditions (the "Escrow Release Conditions") have been satisfied: (a) the completion, satisfaction or waiver of all conditions precedent to the Tintic Acquisition (as defined herein) in accordance with the Tintic Purchase Agreements (as defined herein); and (b) the Company and Eight Capital, on behalf of the Underwriters, having delivered a completion notice and direction (the "Escrow Release Notice") to the Escrow Agent in accordance with the terms of the Subscription Receipt Agreement confirming that the condition set forth in (a) above has been met or waived, provided that, as a condition precedent to the execution by Eight Capital of the Escrow Release Notice, the Company has delivered an officer's certificate in accordance with the terms of the Subscription Receipt Agreement to Eight Capital, on behalf of the Underwriters.

In the event that: (i) the Escrow Release Conditions are not satisfied on or before 5:00 p.m. (Toronto time) on June 15, 2022 (the "Escrow Release Deadline"); (ii) the Tintic Acquisition is terminated prior to the Escrow Release Deadline; or (iii) the public announcement by the Company, or the notice by the Company to Eight Capital, on behalf of the Underwriters, that: (A) it does not intend to satisfy the Escrow Release Conditions; or (B) the Escrow Release Conditions are incapable of being satisfied by the Escrow Release Deadline (in any case, a "Termination Event", and the date upon which such event occurs, the "Termination Date"), the Escrow Agent shall return to the holders of the Subscription Receipts an amount equal to the aggregate Offering Price of the Subscription Receipts held by each such holder and their pro- rata portion of interest and other income earned on the Escrowed Proceeds and the Subscription Receipts shall be cancelled, all in accordance with the Subscription Receipt Agreement. If the funds available for distribution by the Escrow Agent are insufficient to satisfy the amounts required to be paid by the Escrow Agent, the Company shall fund any shortfall. See "Plan of Distribution".

The TSXV has approved the Brokered Private Placement, the issuance of the Units upon the automatic conversion of the Subscription Receipts, and the listing of the Underlying Shares. See "Plan of Distribution".

On the Closing Date, a total of 13,732,900 Subscription Receipts were registered in the name of "CDS & Co." and were deposited with CDS Clearing and Depository Services Inc. ("CDS") as electronic non- certificated inventory positions (the "Non-Certificated Positions"). No physical certificates representing Subscription Receipts were issued to purchasers. Upon the automatic conversion of the Subscription Receipts, the Units will be issued as electronic non-certificated inventory positions registered and deposited with CDS or its nominee, and purchasers will receive only a customer confirmation from an Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Subscription Receipts was originally acquired, subject to certain limited exceptions. See "Plan of Distribution".

The Brokered Private Placement formed part of a larger offering by the Company pursuant to which the Company issued, in addition to the 13,732,900 Subscription Receipts described above: (i) an additional 9,525,850 Units for gross proceeds of $42,390,032.50 (the "Additional Units"); and (ii) pursuant to a non- brokered private placement (the "Non-Brokered Private Placement"), 34,093,768 subscription receipts of the Company (the "Non-Brokered Subscription Receipts") at a price of US$3.50 per Non-Brokered Subscription Receipt to certain subscribers pursuant to the terms of a subscription receipt agreement dated March 4, 2022 as amended on March 29, 2022 between the Company and TSX Trust Company. Each Non- Brokered Subscription Receipt entitles the holder thereof to receive one unit of the Company (each, a "Non- Brokered Unit"), upon the satisfaction of the Non-Brokered Escrow Release Condition (as defined below), and without payment of additional consideration. Each Non-Brokered Unit is comprised of one Common Share (each, a "Non-Brokered Unit Share") and one Common Share purchase warrant of the Company (each, a "Non-Brokered Warrant"), with each Non-Brokered Warrant entitling the holder thereof to purchase one Common Share at a price of US$6.00 per Common Share for a period of five years following the date of issue of the Non-Brokered Warrants. The gross proceeds from the sale of the Non-Brokered Subscription Receipts will be held by TSX Trust Company, as subscription receipt agent, and released to the Company upon, among other things, the completion of the listing of the Common Shares on the New York Stock Exchange (the "Non-Brokered Escrow Release Condition"), which is contingent upon the Company meeting the listing requirements of the New York Stock Exchange and may involve, among other things, a consolidation of the Common Shares.

- iv -

This Prospectus qualifies only the distribution of the Units upon automatic conversion of the Subscription Receipts and does not qualify the distribution of the Additional Units or the Non- Brokered Units issued upon conversion of the Non-Brokered Subscription Receipts. Therefore, the Additional Units, the Non-Brokered Subscription Receipts and the underlying Non-Brokered Units shall continue to be subject to the applicable hold period under Canadian securities laws until the expiry of such hold period or the earlier qualification by a separate prospectus of the distribution of the Additional Units or the Non-Brokered Units issued upon conversion of the Non-Brokered Subscription Receipts, as applicable.

An investment in the Company is highly speculative and involves significant risks that should be carefully considered. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by purchasers who will hold the Unit Shares and Warrants upon automatic conversion of the Subscription Receipts. See "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Information". Purchasers are advised to consult their own legal counsel and other professional advisors in order to assess income tax, legal and other aspects of this investment.

Purchasers should rely only on the information contained or incorporated by reference in this Prospectus. The Company has not authorized anyone to provide purchasers with information different from that contained or incorporated by reference in this Prospectus. Readers should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the cover page of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law.

Purchasers are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding or disposing of the Subscription Receipts, the Underlying Shares and the Warrants.

Unless otherwise indicated, all references to "$" or dollar amounts in this Prospectus are to Canadian dollars. References to "US$" are to United States dollars.

The Company's registered and head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

- v -

GENERAL

Unless otherwise noted or the context indicates otherwise, the "Company" or "ODV" refer to Osisko Development Corp. and its wholly-owned subsidiaries. The Company has not authorized anyone to provide readers with information different from that contained in this Prospectus. The Company takes no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. The Company is not making an offer of the Subscription Receipts or the Units in any jurisdiction where the offer is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since such dates.

The Company does not undertake to update the information contained or incorporated by reference herein, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Company, www.osiskodev.com, shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain or incorporate by reference "forward-looking information" with respect to the Company. Except for statements of historical fact relating to ODV, information contained herein constitutes forward-looking information, including any information related to ODV's strategy, plans or future financial or operating performance. Forward-looking information is characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may", "will", "could" or "should" occur, or by discussions of strategy and includes any guidance and forecasts appearing in this Prospectus or in the documents incorporated by reference in this Prospectus (including, but not limited to, production guidance of the Company). In order to give such forward-looking information, the Company has made certain assumptions about its business; operations; interest and exchange rates; the price of gold, copper and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Company, in particular in light of the global impact of the COVID-19 virus ("COVID-19") on each of the foregoing. In this respect, the Company has assumed, among other things, that exploration and development of the Company's mineral properties will remain consistent with management's expectations, contracted parties provide goods and services on agreed timeframes, equipment works as anticipated, required regulatory approvals are received, no unusual geological or technical problems occur, no material adverse change in the price of gold or other metals occurs and no significant events occur outside of the Company's normal course of business.

No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking information included in this Prospectus should not be unduly relied upon. Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described in, or implied by, the forward-looking information. These factors relate to, among other things, actual operating cash flows, operating costs, free cash flows, mineral resources, total cash, transaction costs, and administrative costs of the Company differing materially from those anticipated; project infrastructure requirements and anticipated processing methods, exploration expenditures differing materially from those anticipated; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks or capital requirements and operating risks associated with the operations or an expansion of the operations, dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Company; impact of the COVID-19 pandemic; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; risks related to the significant influence over the Company exercised by Osisko Gold Royalties Ltd, the Company's largest shareholder, as well as those risk factors discussed or referred to in this Prospectus and the documents incorporated by reference into this Prospectus. Although ODV has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in, or implied by, the forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding ODV's expected financial and operational performance and ODV's plans and objectives and may not be appropriate for other purposes.

All forward-looking information contained in this Prospectus and the documents incorporated by reference in this Prospectus is given as of the date hereof or thereof, as the case may be, and is based upon the opinions and estimates of management and information available to management of the Company as at the date hereof or thereof. The Company undertakes no obligation to update or revise the forward-looking information contained in this Prospectus and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by applicable laws.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward- looking statements. The assumptions and risks referred to above and described in greater detail under "Risk Factors" should be considered carefully by readers.

All of the forward-looking statements contained in this Prospectus are expressly qualified by the foregoing cautionary statements. Purchasers should read this entire Prospectus and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment.

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES

The Company uses certain non-IFRS performance measures in this Prospectus or in documents incorporated by reference herein such as "working capital". In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers as they have no meaning under IFRS. Working capital is calculated as the value of total current assets less the value of total current liabilities. The term working capital does not have any standardized meaning according to IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes that this measure of working capital may assist in the evaluation of the Company's business relative to that of its peers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance, profitability and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Company, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") in force as of the date hereof:

  The Unit Shares issuable upon the conversion of the Subscription Receipts and the Warrant Shares issuable upon exercise of the Warrants will, in each case, be "qualified investments" under the Tax Act at a particular time for a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), registered education savings plan ("RESP"), registered disability savings plan ("RDSP") or tax-free savings account ("TFSA") (collectively, "Registered Plans") or a trust governed by a deferred profit sharing plan ("DPSP") if, at that time, the Common Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSXV) or the Company otherwise qualifies as a "public corporation" (as defined in the Tax Act).

  The Warrants issuable upon the conversion of the Subscription Receipts will be "qualified investments" under the Tax Act at a particular time for Registered Plans or a DPSP if, at that time, (i) the Common Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSXV) or the Company otherwise qualifies as a "public corporation" (as defined in the Tax Act), and (ii) neither the Company, nor any person with whom the Company does not deal at arm's length, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of the particular Registered Plan or DPSP.

Notwithstanding that the Unit Shares, Warrants or Warrant Shares may be a "qualified investment" for a Registered Plan, the annuitant, holder or subscriber of the Registered Plan, as applicable, will be subject to a penalty tax if such Unit Shares, Warrants or Warrant Shares, as applicable, are a "prohibited investment" (as defined in the Tax Act) for the Registered Plan. The Unit Shares, Warrants and Warrant Shares will generally not be a "prohibited investment" for a particular Registered Plan if the annuitant, holder or subscriber of the Registered Plan, as applicable, deals at arm's length with the Company for purposes of the Tax Act and does not have a "significant interest" (as defined in subsection 207.01(4) of the Tax Act) in the Company. In addition, the Unit Shares and Warrant Shares will not be a "prohibited investment" for a Registered Plan if such securities are "excluded property" (as defined in subsection 207.01(1) of the Tax Act) for the Registered Plan.

Persons who intend to hold Unit Shares, Warrants or Warrant Shares in a trust governed by a Registered Plan or DPSP should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

CURRENCY PRESENTATION

Unless otherwise indicated, all monetary amounts in this Prospectus are expressed in Canadian dollars. The financial statements of the Company incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Unless otherwise indicated, all references to "$", "C$" and "dollars" in this Prospectus refer to Canadian dollars. References to "US$" in this Prospectus refer to United States dollars. On April 21, 2022, the daily exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.2529 (or C$1.00 = US$0.7981).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Osisko Development Corp., 1100 Avenue des Canadiens-de-Montréal, Montréal, Québec, H3B 2S2,

(514) 940-0685, and are also available electronically under the issuer profile of the Company at www.sedar.com. The filings of the Company through the System for Electronic Document Analysis and Retrieval ("SEDAR") are not incorporated by reference in this Prospectus except as specifically set out herein.

The information incorporated by reference is considered part of this Prospectus. The following documents of the Company, filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the annual information form of the Company dated as of April 20, 2022 for the financial year ended December 31, 2021 (the "Annual Information Form");

(b) the audited annual financial statements of  the  Company  for  the  years  ended  December 31, 2021 and 2020, together with the notes thereto, and the auditors' report thereon (the "Annual Financial Statements");

(c) management's discussion and analysis of the operations and financial position of the Company for the year ended December 31, 2021 (the "Annual MD&A");

(d) the management information circular of the Company dated as of March 24, 2022 in respect of the annual and special meeting of shareholders of the Company to be held on April 26, 2022;

(e) the material change report dated February 3, 2022, with respect to the Company entering into the Tintic Purchase Agreements with respect to the Tintic Acquisition;

(f) the material change report dated March 14, 2022 with respect to the closing of the Brokered Private Placement and tranche 1 of the Non-Brokered Private Placement; and

(g) the material change report dated April 8, 2022 with respect to the closing of tranche 2 of the Non-Brokered Private Placement.

Any document of the type referred to in section 11.1 of Form 44-101F1 - Short Form Prospectus filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and before completion of the distribution of the Units, will be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this Prospectus except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the statement or document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

TECHNICAL INFORMATION

The disclosure in this Prospectus (including in the documents incorporated by reference) of a scientific or technical nature for the Cariboo Gold Project (as defined herein), including disclosure of mineral resources, is based on the technical report prepared for the Cariboo Gold Project entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" dated October 5, 2020 and with an effective date of October 5, 2020, prepared by Christine Beausoleil, P. Geo. and Carl Pelletier, P. Geo. of InnovExplo Inc., (the "Cariboo Technical Report") in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and other information that has been prepared by or under the supervision of "qualified persons" (as such term is defined in NI 43-

101) and included in this Prospectus with the consent of such persons. All scientific and technical information in this Prospectus has been reviewed and approved by Maggie Layman, P. Geo, Vice President Exploration of the Company, who is a qualified person under NI 43-101.

Reference should be made to the full text of the Cariboo Technical Report, which has been filed on SEDAR and can be reviewed at www.sedar.com under the Company's issuer profile. In particular, "indicated" and "inferred" mineral resources have a greater amount of uncertainty as to their existence, economic and legal feasibility. It cannot be assumed that all or any part of an "indicated" or "inferred" mineral resource will ever be upgraded to a higher category of resource or, ultimately, a mineral reserve. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of a mineral deposit with mineral resources in these categories will ever be converted into proven or probable mineral reserves.

THE COMPANY

The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference and does not contain all of the information about the Company and its business.

Name, Address and Incorporation

The Company was incorporated as "Ringbolt Ventures Ltd." on June 13, 2006 under the Business Corporations Act (British Columbia). It subsequently changed its name from "Ringbolt Ventures Ltd." to "North American Potash Developments Inc." on November 3, 2011 and further changed its name from "North American Potash Developments Inc." to "Barolo Ventures Corp." on September 20, 2018.

On November 23, 2020, in connection with a spinout transaction by Osisko Gold Royalties Ltd ("Osisko Gold") and the transfer of certain mining properties and marketable securities by Osisko Gold Royalties (the "Contributed Osisko Assets"), which resulted in a reverse takeover of the Company (the "RTO"), the Company filed articles of amendment to consolidate the Common Shares on the basis of one post- consolidation Common Share for each 60 pre-consolidation Common Shares (the "Consolidation") and filed articles of amendment to change the name of the Company from "Barolo Ventures Corp." to "Osisko Development Corp." On November 25, 2020, the Company announced the completion of the RTO. For additional information regarding the RTO, the Contributed Osisko Assets, the Consolidation or the Company and its business, please refer to the Annual Information Form incorporated by reference herein.

Subsequent to the RTO, the Company continued from under the laws of Province of British Columbia under the Business Corporations Act (British Columbia) to the laws of Canada under the Canada Business Corporations Act. On December 2, 2020, following the completion of the RTO, the Company's Common Shares resumed trading on the TSXV under the symbol "ODV". ODV is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Québec.

The Company's registered and head office is located at 1100 Avenue des Canadiens-de-Montréal, Montréal, Québec, H3B 2S2.

Intercorporate Relationships

The intercorporate relationships identified under the heading "Corporate Structure - Intercorporate Relationships" in the Annual Information Form shows the Company's material subsidiaries and their jurisdiction of formation as at the date of this Prospectus. As at the date hereof, Barkerville Gold Mines Ltd. is a wholly-owned direct subsidiary and the only material subsidiary of the Company.

Description of the Business

ODV is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in Canada and Mexico. Its flagship mining asset is the Cariboo gold project, which is located in central British Columbia and covers 2,002 km2, which includes several past producing placer and hard rock mines (the "Cariboo Gold Project"). The Cariboo Gold Project has a measured and indicated mineral resource estimate of 21.44 Mt at 4.64 Au g/t for a total of 3.2 million ounces of gold and inferred resource estimate of 21.65 Mt at 3.91 Au g/t for a total of 2.7 million ounces of gold.

The Cariboo Gold Project is located in the historical Wells-Barkerville mining camp (also known as the Cariboo Gold District) of British Columbia and extends for approximately 77 km from northwest to southeast. The total combined strike length of the two main mineral trends (the Cariboo trend and the Yanks-Lightning trend) is 83 km. The Cariboo Gold Project falls within the Cariboo Regional District, a division of the local government system in British Columbia. The main towns in the Cariboo Gold Project area are Wells and Barkerville Historic Town & Park. Wells is situated 74 km east of Quesnel, approximately 115 km southeast of Prince George, and roughly 500 km north of Vancouver.

The Cariboo Gold Project comprises 446 mineral titles totaling 200,277.26 ha, including the Cariboo Main Block, Quesnel regional Greenfields claims and the QR Mill Property which consist of 388 mineral claims, 43 placer claims, 13 placer leases and one (1) mineral lease (QR Mill). The Cariboo Gold Project also contains 249 private land parcels from Crown-granted mineral claims. ODV's project pipeline is complemented by the planned short term production targeted in 2022 from the existing stockpile at the San Antonio gold project, located in Sonora, Mexico.

For additional information regarding the Company, its business and mineral properties, please consult the Annual Information Form incorporated by reference herein, which has been filed on SEDAR and can be reviewed at www.sedar.com under the Company's issuer profile.

RECENT DEVELOPMENTS

Private Placements

On the Closing Date, the Company completed the Brokered Private Placement and issuance of the Subscription Receipts at the Offering Price to purchasers in each of the Qualifying Jurisdiction through the Underwriters. See "Plan of Distribution". The Brokered Private Placement formed part of a larger offering by the Company including the issuance of: (i) the Additional Units pursuant to the Brokered Private Placement; and (ii) the Non-Brokered Subscription Receipts pursuant to the Non-Brokered Private Placement. The Company completed (i) the first tranche of the Non-Brokered Private Placement on March 4, 2022, (ii) the second tranche of the Non-Brokered Private Placement on March 29, 2022, and

(iii) the third tranche of the Non-Brokered Private Placement on April 21, 2022.

Tintic Purchase Agreements

On January 24, 2022, the Company entered into a membership interest purchase agreement (the "MIPA") with Osisko Utah LLC and IG Tintic LLC ("IG Tintic") and a share purchase agreement (the "SPA", and together with the MIPA, the "Tintic Purchase Agreements") with Osisko Utah LLC, Ruby Hollow LLC ("Ruby Hollow") and Emerald Hollow LLC ("Emerald Hollow", and together with Ruby Hollow and IG Tintic, the "Vendors") to acquire (the "Tintic Acquisition") 100% of Tintic Consolidated Metals LLC ("Tintic"). On closing of the Tintic Acquisition, the Company will indirectly acquire 100% ownership of the producing Trixie mine, located in Central Utah's Tintic mining district. The consideration payable by the Company to the Vendors consists of aggregate  payments  at  closing  totaling  approximately  US$177 million (payable in cash and Common Shares). In addition, the Company will also pay to the Vendors certain deferred payments, cash consideration, set-off of a US$5 million loan owed to the Company and certain contingent payments, rights and obligations.

The Tintic Purchase Agreements are in a customary form for share purchase transactions similar to the Tintic Acquisition and contain representations and warranties in favour of the Company from the Vendors and vice versa that are typical for share purchase transactions similar to the Tintic Acquisition.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at December 31, 2021 (the date of the Annual Financial Statements), adjusted to give effect to: (i) the Tintic Acquisition, the Brokered Private Placement and the Non-Brokered Private Placement (collectively, the "Acquisition Transactions"), and (ii) the conversion of the Subscription Receipts and the Non-Brokered Subscription Receipts, in each case as though they had occurred as of such date. This table should be read in conjunction with the Annual Financial Statements and the Annual MD&A, which are incorporated by reference in this Prospectus.

None of the securities of the Company issued or issuable in connection with the Tintic Acquisition, the Non-Brokered Private Placement or the Additional Units are being qualified by this Prospectus.

Designation of Security	As at December 31, 2021 before giving effect to the Acquisition Transactions	As at December 31, 2021 after giving effect to the Acquisition Transactions	As at December 31, 2021 after giving effect to the Acquisition Transactions and the conversion of the Subscription Receipts and the Non- Brokered Subscription Receipts
Common Shares (authorized – unlimited Common Shares)	133,238,455	177,863,916(1)	225,690,584(2)
Stock options	2,093,600	2,093,600	2,093,600
Common Share purchase warrants	14,789,373	24,315,223(3)	72,141,891(4)
Deferred Share Units	239,350	239,350	239,350
Restricted Share Units	1,036,180	1,036,180	1,036,180

Notes:

(1) Includes: (i) the 133,238,455 Common Shares outstanding as at December 31, 2021; (ii) the 35,099,611 Common Shares forming part of the Tintic Acquisition and (iii) the 9,525,850 Common Shares forming part of the Additional Units.

(2) In addition to the Common Shares listed in Note 1, this includes (i) the 13,732,900 Common Shares comprising the Unit Shares and (ii) the 34,093,768 Non-Brokered Unit Shares, each of which will be issued on conversion of the Subscription Receipts and the Non-Brokered Subscription Receipts, respectively.

(3) Includes (i) the 14,789,373 Common Share purchase warrants outstanding as at December 31, 2021 and (ii) 9,525,850 Common Share purchase warrants forming part of the Additional Units.

(4) In addition to the Common Share purchase warrants listed in Note 3, this includes (i) the 13,732,900 Common Share purchase warrants comprising the Warrants and (ii) the 34,093,768 Non-Brokered Warrants, each of which will be issued on conversion of the Subscription Receipts and the Non-Brokered Subscription Receipts, respectively.

There have been no material changes to the Company's share and loan capitalization on a consolidated basis since December 31, 2021 except the following:

  On the Closing Date, the Company completed the Brokered Private Placement and issued a total of 13,732,900 Subscription Receipts and 9,525,850 Additional Units;

  On March 4, 2022, the Company completed the first tranche of the Non-Brokered Private Placement and issued a total of 24,215,099 Non-Brokered Subscription Receipts;

  On March 29, 2022, the Company completed the second tranche of the Non-Brokered Private Placement and issued a total of 9,365,689 Non-Brokered Subscription Receipts; and

  On April 21, 2022, the Company completed the third tranche of the Non-Brokered Private Placement and issued a total of 512,980 Non-Brokered Subscription Receipts.

See "Prior Sales".

USE OF PROCEEDS

The Company raised gross proceeds of $61,111,405 from the sale of the Subscription Receipts pursuant to the Brokered Private Placement. In accordance with the terms of the Subscription Receipt Agreement, the gross proceeds of the Brokered Private Placement, net of 50% of the Underwriters' Fee payable to the Underwriters in respect of the Subscription Receipts and certain expenses of the Underwriters, were deposited into escrow pending the satisfaction of the Escrow Release Conditions (the "Escrowed Proceeds").

Following satisfaction of the Escrow Release Conditions and the release of the Escrowed Proceeds (and any interest thereon), the net proceeds to the Company from the Brokered Private Placement are estimated to be approximately $57,750,834.75 after deducting the remaining 50% of the Underwriters' Fee payable in respect of the Subscription Receipts (together with interest earned thereon), the expenses incurred in connection with the Brokered Private Placement and the estimated expenses of the Company in connection with the qualification for distribution of the Units. The Company will not receive any additional cash proceeds upon the automatic conversion of the Subscription Receipts.

Principal Purposes

The Company intends to use the net proceeds of the Brokered Private Placement to advance the development of the Company's Cariboo Gold Project and for general corporate purposes, as more particularly described below:

Use of Available Funds	Amount
Cariboo Gold Project - Bulk Sample (1)	$15,000,000
Cariboo Gold Project - Development (2)	$30,000,000
General Corporate and Working Capital	$12,750,834.75
Total	$57,750,834.75

Notes:

(1) The bulk sample test is to prove the ore sorter technology.

(2) Nature of expenditures include: environmental assessment ($2.6 million), permitting and basic engineering ($7.8 million), feasibility study ($5 million), power grid connection ($5 million) and heavy equipment ($9.6 million)

The above noted allocation represents the Company's intentions with respect to its use of the proceeds based on current knowledge and planning by management of the Company. Although the Company intends to use the available proceeds as set forth above, the actual allocation or expenditure of the available proceeds may vary depending on several factors including market conditions, future developments and operating results or unforeseen events. See "Risk Factors - Risks Related to the Company - Use of Proceeds".

The Company originally intended to use a portion of the proceeds from the Brokered Private Placement to fund the cash consideration for the Tintic Acquisition. However, the Company currently intends to use a portion of the proceeds from the Non-Brokered Private Placement (denominated in United States dollars), rather than the proceeds from the Brokered Private Placement (denominated in Canadian dollars), to fund the cash consideration for the Tintic Acquisition (denominated in United States dollars).

At the time the Company entered into the engagement letter for the Brokered Private Placement, the status and size of the Non-Brokered Private Placement was not known by, or committed to, the Company. The Company ultimately raised gross proceeds of US$119,328,188 from the Non-Brokered Private Placement. Based on the amount of proceeds raised under the Non-Brokered Private Placement and the fact that such proceeds are denominated in United States dollars, which is the same currency as the cash consideration payable under the Tintic Acquisition, the Company currently intends to allocate part of the Non-Brokered Private Placement proceeds for this acquisition.

The COVID-19 outbreak was declared a pandemic by the World Health Organization on March 11, 2020. Aside from a brief deferral of exploration and development activities of the Company, the Company's business operations have continued. The Company does not currently anticipate that its business objectives and milestones as set forth above and elsewhere in this section will be materially impacted by the COVID- 19 pandemic and all figures included in the tables above have been based on budgets and forecasts which account for potential COVID-19-related logistical delays. See "Risk Factors - Risks Related to the Company - COVID-19".

Business Objectives

The principal purposes for the net proceeds of the Brokered Private Placement as described above are consistent with the Company's business objectives and strategic goals relating to the advancement of the development of the Company's Cariboo Gold Project. The bulk sample results for the Cariboo Gold Project are estimated for the end of 2022 and are key for the pursuit of the development of the Cariboo Gold Project. The Cariboo Gold Project development power project of approximately $5,000,000 is required for the Cariboo Gold Project and is estimated to be completed in the fourth quarter of 2023. The Cariboo Gold Project feasibility study is expected to be filed in June 2022, at a total cost of approximately $5,000,000. In addition, (a) the environmental assessment costing an estimated $2.6 million is expected to be complete in the third quarter of 2022, (b) the permitting and basic engineering for the Cariboo Gold Project is expected to cost $7.8 million and is expected to be running through 2022 and early 2023 and (c) the Company estimates expending a total of $9.6 million for heavy equipment, which will be incurred through monthly payments.

PLAN OF DISTRIBUTION

On March 2, 2022, the Company completed the sale and issuance, by way of private placement, of 13,732,900 Subscription Receipts at the Offering Price per Subscription Receipt for aggregate gross proceeds of $61,111,405 pursuant to the terms of the Underwriting Agreement and the Subscription Receipt Agreement. This Prospectus is being filed in the Qualifying Jurisdictions to qualify the distribution of the 13,732,900 Units issuable upon the automatic conversion of the 13,732,900 Subscription Receipts. The Offering Price under the Brokered Private Placement was determined by arm's length negotiation between the Company and the Lead Underwriters on behalf of the Underwriters.

The Subscription Receipts are not available for purchase pursuant to this Prospectus and no additional funds are to be received by the Company from the distribution of the Units.

The Escrowed Proceeds were deposited in escrow and are being held by the Escrow Agent pursuant to the terms of the Subscription Receipt Agreement, and invested in accordance with the Subscription Receipt Agreement pending satisfaction of the Escrow Release Conditions on or before the Termination Date.

The Subscription Receipts will be automatically converted into Units, and the Escrowed Proceeds and interest earned thereon (less the remaining 50% of the Underwriters' Fee payable in respect of the Subscription Receipts, together with the interest earned thereon) will be released to the Company, provided that on or before the Termination Date, the Escrow Release Conditions have been satisfied.

Each Subscription Receipt entitles its holder to receive, upon automatic conversion following the Automatic Conversion Date (as defined herein) and subject to adjustments in certain circumstances, one Unit at no additional cost or further action on the part of the holder, in accordance with the terms and conditions of the Subscription Receipt Agreement. The "Automatic Conversion Date" is the date on which the Escrow Release Notice is received by the Escrow Agent.

Each Unit shall consist of one Unit Share and one Warrant. The Warrants are issuable pursuant to the Warrant Indenture dated March 2, 2022 between the Company and the Warrant Agent. Each Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Warrant Share at an exercise price of $7.60 per Warrant Share until March 2, 2027. See "Description of Securities Being Distributed - Warrants".

The Company has covenanted to use commercially reasonable efforts to (i) prepare and file a preliminary short form prospectus qualifying the distribution of the Unit Shares and the Warrants with the securities regulatory authorities in the Qualifying Jurisdictions, (ii) satisfy all comments of the securities regulatory authorities in the Qualifying Jurisdictions after receipt of such comments, and (iii) prepare and file the final short form prospectus and obtain a final receipt, all as soon as reasonably practicable following the Closing Date, and in any event on or before the closing of the Tintic Acquisition.

Other than the Underwriters' Fee, there are no payments in cash, securities or other consideration that were made, or are to be made, to a promoter, finder or any other person or company in connection with the Brokered Private Placement.

The TSXV has approved the Brokered Private Placement, the issuance of the Units upon the automatic conversion of the Subscription Receipts, and the listing of the Underlying Shares.

On the Closing Date, a total of 13,732,900 Subscription Receipts were registered in the name of "CDS & Co." and were deposited with CDS as electronic Non-Certificated Positions. No physical certificates representing Subscription Receipts were issued to purchasers. Upon the automatic conversion of the Subscription Receipts, the Units will be issued as electronic non-certificated inventory positions registered and deposited with CDS or its nominee, and purchasers will receive only a customer confirmation from an Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Subscription Receipts was originally acquired, subject to certain limited exceptions.

The Subscription Receipts were offered and sold to, or for the account or benefit of, persons in the "United States" and "U.S. Persons" (as such terms are defined in Regulation S under the U.S. Securities Act) through United States registered broker-dealer affiliates of the Underwriters to a limited number of "qualified institutional buyers" (as such term is defined in Rule 144A under the U.S. Securities Act, that are also "accredited investors") pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities qualified hereby to, or for the account or benefit of, persons in the United States or U.S. Persons. None of the Subscription Receipts, the Units, the Unit Shares, the Warrants or the Warrant Shares have been or will be registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered, sold or issued to (or exercised by), or for the account or benefit of, persons in the United States or U.S. Persons, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Accordingly, the Unit Shares, the Warrants and the Warrant Shares issued to, or for the account or benefit of, persons in the United States and U.S. Persons will be "restricted securities" (as such term is defined in Rule 144 under the U.S. Securities Act) and may bear appropriate legends evidencing the restrictions on the offer, sale and transfer of such securities.

In the event that a Termination Event occurs, the Escrow Agent shall return to the holders of the Subscription Receipts an amount equal to the aggregate Offering Price of the Subscription Receipts held by each such holder and their pro-rata portion of interest and other income earned on the Escrowed Proceeds and the Subscription Receipts shall be cancelled, all in accordance with the Subscription Receipt Agreement. If the funds available for distribution by the Escrow Agent are insufficient to satisfy the amounts required to be paid by the Escrow Agent, the Company shall fund any shortfall.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Subscription Receipts are governed by the terms and conditions set forth in the Subscription Receipt Agreement. An aggregate of 13,732,900 Subscription Receipts are outstanding as of the date of this Prospectus. Reference is made to the Subscription Receipt Agreement for the full text of the attributes of the Subscription Receipts which has been filed under the Company's profile on the SEDAR website at www.sedar.com. No additional Subscription Receipts are being issued or distributed in connection with this Prospectus. The material terms and conditions of the Units to be issued upon automatic conversion of the Subscription Receipts are summarized below.

Common Shares

ODV is authorized to issue an unlimited number of Common Shares without par value. As at the date of this Prospectus, ODV had 142,780,420 Common Shares issued and outstanding. As at the date of this Prospectus, there were (i) options to acquire 2,065,800 Common Shares, (ii) 239,350 deferred share units held by non-executive directors and (iii) 1,036,180 restricted share units held by officers and key employees of the Company, and (iv) warrants to acquire 24,315,223 Common Shares outstanding.

The holders of Common Shares are entitled to dividends as and when declared by the board of directors of the Company, to one vote per Common Share at meetings of shareholders of the Company and, upon liquidation, dissolution, or winding-up of the Company, to receive pro rata such assets of the Company as are distributable to the holders of Common Shares after payment of the Company's creditors. There are no pre-emptive rights or conversion rights attached to the Common Shares. There are also no redemption, retraction or purchase for cancellation or surrender provisions, sinking or purchase fund provisions, or any provisions as to the modification, amendment or variation of any such rights or provisions attached to the Common Shares. Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Company's articles and the Canada Business Corporations Act.

Warrants

The Warrants will be governed by the terms of the Warrant Indenture. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants which has been filed under the Company's profile on the SEDAR website at www.sedar.com.

Each Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Warrant Share at an exercise price of $7.60 per Warrant Share until March 2, 2027.

The Warrant Indenture provides for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

  the subdivision, redivision or change of the Common Shares into a greater number of shares;

  the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

  the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares as a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of warrants or any outstanding options or a distribution to the holders of all or substantially all of the Common Shares on its outstanding Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares);

  the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and

  the distribution to all or substantially all of the holders of the Common Shares of (i) securities of any class, whether of the Company or any other person (other than Common Shares), (ii) rights, options or warrants to subscribe for or purchase Common Shares or securities exchangeable or convertible into Common Shares, other than pursuant to a "rights offering", as defined in the Warrant Indenture, (iii) evidences of indebtedness, or (iv) any property or other assets (other than as excluded in the Warrant Indenture).

The Warrant Indenture also provides for adjustments in the class and/or number of securities issuable upon exercise of the Warrants and/or exercise price per security in the event of the following additional events: (a) reclassifications or redesignation of the Common Shares or a capital reorganization of the Company (other than as excluded in the Warrant Indenture), (b) consolidations, amalgamations, arrangements, merger or other forms of business combination of the Company with or into another entity that results in any reclassification of the Common Shares or any change or exchange of the Common Shares into or for other securities, or (c) any sale, lease, exchange, transfer or conveyance of the property, undertaking and assets of the Company as an entirety or substantially as an entirety to another entity, in which case each holder of a Warrant which is thereafter exercised will receive, in lieu of Common Shares, the number of shares or other securities or property which such holder would have been entitled to receive as a result of such event if such holder had exercised the Warrants prior to the event.

The Company also covenants in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date of such events.

No fractional Common Shares will be issuable to any holder of Warrants upon the exercise thereof, and no cash or other consideration will be paid in lieu of fractional shares. The holding of Warrants will not make the holder thereof a shareholder of the Company or entitle such holder to any right or interest in respect of the Warrants except as expressly provided in the Warrant Indenture. Holders of Warrants will not have any voting or pre-emptive rights or any other rights of a holder of Common Shares except as expressly provided in the Warrant Indenture.

The Warrant Indenture provides that, from time to time, the Warrant Agent and the Company, subject to regulatory approval, may be able to amend or supplement the Warrant Indenture for certain purposes, including correcting or rectifying any ambiguities, defective or inconsistent provisions, omissions or mistakes, or other errors, provided that, in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the holders of Warrants and the Warrant Agent are not prejudiced. Certain amendments or actions proposed to be taken pursuant to the Warrant Indenture, including any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the holders of Warrants, will be subject to approval by an "Extraordinary Resolution", which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of Common Shares that could be acquired pursuant to all the Warrants then outstanding and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of Common Shares that could be acquired pursuant to all the Warrants then outstanding Warrants at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the then outstanding Warrants.

The principal transfer office of the Warrant Agent in Toronto, Ontario is the location at which Warrants may be surrendered for exercise or transfer.

PRIOR SALES

The following table summarizes details of the securities issued by the Company during the 12-month period prior to the date of this Prospectus.

Date of Issuance	Description	Number of Securities	Issuance/Exercise Price Per Security $
May 14, 2021	DSUs	41,700 DSUs	$7.14
May 20, 2021	DSUs	27,030 DSUs	$7.40
June 2, 2021	RSUs	458,450 RSUs	$7.29
June 23, 2021	RSUs	485,600 RSUs	$7.10
June 23, 2021	Options	547,100 Options	$7.10
August 16, 2021	RSUs	113,400 RSUs	$5.63
August 16, 2021	Options	149,700 Options	$5.63
November 12, 2021	Options	263,100 Options	$5.40
March 2, 2022	Private Placement of Subscription Receipts and the Additional Units	13,732,900 Subscription Receipts and 9,525,850 Additional Units	$4.45
March 4, 2022	Private Placement of Non-Brokered Subscription Receipts	24,215,099 Non-Brokered Subscription Receipts	US$3.50 ($4.46(1))
March 29, 2022	Private Placement of Non-Brokered Subscription Receipts	9,365,689 Non-Brokered Subscription Receipts	US$3.50 ($4.38(2))
April 21, 2022	Private Placement of Non-Brokered Subscription Receipts	512,980 Non-Brokered Subscription Receipts	US$3.50 ($4.39 (3))

Notes:

(1) Based on the Bank of Canada exchange rate as at March 4, 2022 of USD$1=C$1.2750.

(2) Based on the Bank of Canada exchange rate as at March 29, 2022 of USD$1=C$1.2509.

(3) Based on the Bank of Canada exchange rate as at April 21, 2022 of USD$1=C$1.2529.

TRADING PRICE AND VOLUME

The Common Shares of the Company are currently listed and posted for trading in Canada on the TSXV under the symbol "ODV". The following table sets out trading information for the Common Shares for the periods indicated as reported by the TSXV.

Date	High	Low	Trading Volume
March 2021	$8.29	$7.20	556,557
April 2021	$7.67	$7.07	333,617
May 2021	$7.74	$6.95	571,210
June 2021	$7.37	$6.76	447,190
July 2021	$7.07	$6.06	521,609
August 2021	$6.35	$5.01	588,514
September 2021	$5.70	$5.00	399,468
October 2021	$5.80	$5.05	507,195
November 2021	$5.68	$4.84	596,738
December 2021	$4.97	$3.89	763,404
January 2022	$5.02	$4.08	664,917
February 2022	$5.29	$4.26	3,933,122
March 2022	$4.80	$4.09	2,386,104
April 1 - 21, 2022	$4.80	$3.98	1,052,294

On April 21, 2022 (the last complete trading day prior to the date of this Prospectus), the closing price of the Common Shares on the TSXV was $4.28.

2023 Warrants

The 2023 Warrants are listed and posted for trading on the TSXV under the symbol "ODV.WT" since October 25, 2021. The following table sets forth trading information for the 2023 Warrants on the TSXV since the day the 2023 Warrants are listed.

Date	High	Low	Trading Volume
October 2021	$0.70	$0.60	12,700
November 2021	$0.89	$0.43	37,431
December 2021	$0.55	$0.50	32,250
January 2022	$0.60	$0.50	43,413
February 2022	$0.75	$0.55	31,958
March 2022	$0.75	$0.40	46,454
April 1 - 21, 2022	$0.85	$0.60	12,500

On April 21, 2022 (the last complete trading day prior to the date of this Prospectus), the closing price of the 2023 Warrants on the TSXV was $0.65.

RISK FACTORS

An investment in the securities of the Company is speculative and subject to risks and uncertainties. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in the Company and the business, prospects, financial position, financial condition or operating results of the Company.

Purchasers should carefully consider all information contained in this Prospectus, including all documents incorporated by reference, and in particular should give special consideration to the risk factors under the section titled "Risk Factors" in the Annual Information Form, which is incorporated by reference in this Prospectus and which may be accessed on the Company's SEDAR profile at www.sedar.com, and the information contained in the section entitled "Cautionary Statement Regarding Forward-Looking Information". Additionally, purchasers should consider the risk factors set forth below.

The risks and uncertainties described or incorporated by reference in this Prospectus are not the only ones the Company may face. Additional risks and uncertainties that the Company is unaware of, or that the Company currently deems not to be material, may also become important factors that affect the Company. If any such risks actually occur, the Company's business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of the Common Shares could decline and purchasers could lose all or part of their investment.

Risks Related to Securities of the Company

Market Price of Securities

Over the last several years, junior securities markets have experienced a high level of price and volume volatility, and the market price of securities of many resource companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments locally and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral prices will not occur.

As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the Company's long-term value. In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against those companies.

Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of the Company.

No current market for Warrants

The Company has not applied to list the Warrants on the TSXV, there is currently no market through which the Warrants may be sold and holders may not be able to resell the Warrants. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.

The Warrants do not confer any rights of Common Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Warrant Shares at a fixed price for a limited period of time. Moreover, following the issuance of the Warrants upon the automatic conversion of the Subscription Receipts, the market value of the Warrants, if any, is uncertain and there can be no assurance that the market value of the Warrants will equal or exceed their imputed offering price. There can be no assurance that the market price of the Common Shares will ever equal or exceed the exercise price of the Warrants, and consequently, whether it will ever be profitable for holders of the Warrants to exercise the Warrants.

Loss of Entire Investment

An investment in the Common Shares and Warrants is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

No Cash Dividends on Common Shares

Shareholders should not anticipate receiving cash dividends on the Common Shares. The Company has never declared or paid any cash dividends or distributions on its Common Shares.

Risks Related to the Company

Use of Proceeds

The Company currently intends to allocate the available proceeds as described under the heading "Use of Proceeds"; however, management will have broad discretion in the actual application of the funds which are subject to change in the future. Management may elect to allocate the available proceeds differently from that described herein, if they believe it would be in the Company's best interests to do so and purchasers will have to rely upon the judgment of management with respect to the use of available proceeds. Management may spend a portion or all of the net proceeds from the Brokered Private Placement or other Acquisition Transactions in ways that shareholders of the Company may not desire or that may not yield a significant return or any return at all. Purchasers may not agree with the manner in which management chooses to allocate and spend the available proceeds. The failure by management to apply the funds effectively could have a material adverse effect on the Company's business. See "Use of Proceeds".

COVID-19

The Company's business, operations and financial condition, and the market price of the Common Shares, could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the ongoing COVID-19 outbreak. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. Similarly, the Company cannot estimate whether, or to what extent, this outbreak and the potential financial impact may extend to countries outside of those currently impacted. Such public health crises can result in volatility and disruptions in the supply and demand for gold and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation.

The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labor and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, the extent to which COVID-19 will or may impact the Company is uncertain and these factors are beyond the Company's control; however, it is possible that COVID-19 and its related impacts may impact the Company's ability to service any contractual commitments in the short term, and over a longer term may have a material adverse effect on the Company's business, results of operations and financial condition and the market price of the Common Shares.

Influence of Significant Shareholders

Osisko Gold is the Company's largest shareholder and exercises significant control over the Company. As of the date of this Prospectus, Osisko Gold retains beneficial ownership or control over approximately 70% of the issued and outstanding Common Shares. Pursuant to an investment agreement (the "Investment Agreement") the Company entered into with Osisko Gold on November 25, 2020, Osisko Gold was granted, among other things, certain board nomination rights, registration rights and royalty and streaming rights with respect to the Company.

Pursuant to the terms of the Investment Agreement, Osisko Gold has certain nomination rights for so long as Osisko Gold (and its affiliates) holds at least 10% of the outstanding Common Shares. The Investment Agreement also includes customary demand registration and piggyback rights in favour of Osisko Gold. Additionally, for so long as Osisko Gold holds more than 10% of the outstanding Common Shares, Osisko Gold has the right of first refusal on any proposed sale, transfer or disposition in any royalty, stream, royalty buyback right, forward sale, gold loan or other agreement involving the sale of a similar interest in products mined or otherwise extracted from any property belonging to the Company or any of its subsidiaries. In addition, Osisko Gold has the right to participate in the buy-back of any royalty affecting any property held directly or indirectly by the Company.

Acquisitions and Integration

From time to time, the Company examines opportunities to acquire additional assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company's business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material mineral body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company's ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company's leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

On January 24, 2022, the Company entered into the Tintic Purchase Agreements to acquire Tintic, which will involve the integration of companies that previously operated independently. An important factor in the success of the Tintic Acquisition will be the ability of the new management team to integrate all or part of the operations, systems, technologies and personnel of Tintic and to realize the anticipated opportunities and synergies. There can be no assurance that the business integration will be successful initially or on the timeline anticipated by the Company. While the Company conducted due diligence on Tintic and its operations, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of Tintic which could materially and adversely affect the Company's financial performance and results of operations. The success of the Tintic Acquisition will depend, in part, on the ability of the Company to realize the anticipated benefits, including cost savings and operational efficiencies, which cannot be assured. There can be no assurance that the Company and Tintic will not incur additional material costs in subsequent quarters to reflect additional costs associated with the Tintic Acquisition or that the benefits expected from the Tintic Acquisition will be realized.

Dependence on Future Financing

The continued development of the Company will require additional financing. The failure to raise or procure such additional funds may result in the delay or postponement of the Company's business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution.

Joint Ventures

The Company is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on the Company's ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the price of the Common Shares.

Uncertainty in Global Markets and Economic Conditions

There remains considerable volatility in global markets and economic conditions. This continues to generate uncertainty for the mining sector worldwide and there has been a decrease in access to capital for exploration and development activities.

As discussed herein, the Company has and will continue to rely on the capital markets for necessary capital expenditures. As a result, the business, financial condition and operations of the Company could be adversely affected by: (i) continued disruption and volatility in financial markets (including but not limited to in response to global events, such as the COVID-19 pandemic and the ongoing conflict between Russia and Ukraine); (ii) continued capital and liquidity concerns regarding financial institutions generally and hindering the Company's counterparties specifically; (iii) limitations resulting from governmental action in an effort to stabilize or provide additional regulation of the financial system; or (iv) recessionary conditions that are deeper or last longer than currently anticipated. Furthermore, in connection with increasing tensions related to the ongoing conflict between Russia and Ukraine, and economic sanctions imposed in relation thereto, volatility in commodity and input prices has been encountered. Further escalation of geopolitical tensions could have a broader impact that expands into commodities and markets where the Company does business, which could adversely affect the Company's business and/or its supply chain, the economic conditions under which it operates, and its counterparties.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Company is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.

The auditor for the Company is PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada, H3B 4Y1.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

INTEREST OF EXPERTS

With respect to technical information, the following is a list of persons or companies named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in this short form prospectus either directly or in a document incorporated by reference herein, whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company: Christine Beausoleil, P. Geo. and Carl Pelletier, P. Geo. of InnovExplo Inc., who authored the Cariboo Technical Report. Each of Ms. Beausoleil and Mr. Pelletier are qualified persons who are independent of the Company.

To the Company's knowledge, each of the aforementioned firms or persons held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such report. Except as otherwise disclosed in this short form prospectus, none of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

LEGAL MATTERS

Certain legal matters in connection with the offering of securities under this Prospectus will be passed upon by Bennett Jones LLP, on behalf of the Company, and by Cassels Brock & Blackwell LLP, on behalf of the Underwriters. As at the date of this short form prospectus, the partners and associates of Bennett Jones LLP and of Cassels Brock & Blackwell LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding securities of the Company.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, revisions of the price or damages if the Prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

In an offering of Subscription Receipts (and the Warrants issuable upon the automatic conversion thereof), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Subscription Receipts (and the Warrants issuable upon the automatic conversion thereof) are offered. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exchange or exercise of the securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal advisor.

CONTRACTUAL RIGHT OF RESCISSION

The Company has granted to each holder of a Subscription Receipt a contractual right of rescission of the prospectus-exempt transaction under which the Subscription Receipt was initially acquired. The contractual right of rescission provides that if a holder of a Subscription Receipt who acquires Unit Shares and Warrants on the automatic conversion of the Subscription Receipts as provided for in this Prospectus is, or becomes, entitled under the applicable securities legislation of a jurisdiction to the remedy of rescission because of this Prospectus or an amendment to this Prospectus containing a misrepresentation or the final short form prospectus is not delivered to a holder, the holder, subject to available defenses and any limitation period under applicable securities laws, is entitled to rescission of both the holder's conversion of its Subscription Receipts and the private placement transaction under which the Subscription Receipts were initially acquired, the holder is entitled in connection with the rescission to a full refund of all consideration paid to the Company on the acquisition of the Subscription Receipts, and if the holder is a permitted assignee of the interest of the original Subscription Receipt subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber, provided that such right of rescission is exercised within 180 days after the Closing Date.

The contractual rights of action described above are in addition to and without derogation from any other right or remedy that a purchaser of Subscription Receipts may have at law.

1

CERTIFICATE OF THE COMPANY

Dated: April 22, 2022

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Ontario and Québec.

(signed) "Sean Roosen"	(signed) "Alexander Dann"
Sean Roosen Chief Executive Officer	Alexander Dann Chief Financial Officer

On Behalf of the Board of Directors:

(signed) "Charles E. Page"	(signed) "Michèle McCarthy"
Charles E. Page Director	Michèle McCarthy Director

2

CERTIFICATE OF THE UNDERWRITERS

Dated: April 22, 2022

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Ontario and Québec.

EIGHT CAPITAL		BMO NESBITT BURNS INC.		NATIONAL BANK FINANCIAL INC.

By:	(signed) "John Sutherland"	By:	(signed) "Ilan Bahar"	By:	(signed) "John O'Sullivan"
	John Sutherland Principal, Managing Director		Ilan Bahar Managing Director & Co- Head, Global Metals & Mining		John O'Sullivan Managing Director

CANACCORD GENUITY CORP.		RBC CAPITAL MARKETS

By:	(signed) "Tom Jakubowski"	By:	(signed) "Phil Wilkinson"
	Tom Jakubowski Managing Director, Global Head of Metals & Mining		Phil Wilkinson Managing Director, Global Mining & Metals

PI FINANCIAL CORP		DESJARDINS SECURITIES INC.

By:	(signed) "Russell Mills"	By:	(signed) "Maciej Pach"
	Russell Mills Managing Director		Maciej Pach Managing Director, Metals & Mining